Testing the Waters Materials Related to Series #WWLAND1

From the Rally App:

#WWLAND1

# WORLDWIDE WEBB LAND LARGE APARTMENT (NFT)

THIS INITIAL OFFERING IS COMING SOON!

## CURRENT VALUE: $16,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

# #WWLAND1

## WORLDWIDE WEBB LAND LARGE APARTMENT (NFT)

C.O.A. SPECS

### FINANCIALS

| | |
|---|---|
| Initial Offering Share Price | $5.00 |
| Number of Shares | 3,200 |
| Initial Offering Market Cap. | $16,000 |
| Storage Location | Rally MetaMask Institutional Wallet |

### ASSET SPECIFICATIONS

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
Worldwide Webb Land Large Apartment #8325	2/22/2022	$22,861.68	OpenSea.io Marketplace
Worldwide Webb Land Large Apartment #8325	3/10/2022	$13,956.22	OpenSea.io Marketplace

"With a unique, Super Nintendo-inspired retro look, Worldwide Webb has seen surging demand for digital NFT locales."

DECRYPT

February 2022

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#WWLAND1

# WORLDWIDE WEBB LAND LARGE APARTMENT (NFT)

As industry trends increasingly point toward the metaverse playing a massive role in the next iteration of Web3, gaming, and social interaction, Worldwide Webb has joined the ranks of the pioneering projects in the space. Differentiating itself from competitors with a 2D pixel approach and a focus on integration with existing NFT projects like CryptoPunks (which players can use as their in-game avatars), the creators of Worldwide Webb were heavily inspired by Ready Player One. #WWLAND1 is Worldwide Webb Land Large Apartment #8325, the second rarest land type making up just 11% of the Worldwide Webb's digital real estate.

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# COMING SOON

RSE Archive, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Archive, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.

DESCRIPTION OF SERIES WORLDWIDE WEBB LAND NFT

Investment Overview

•Upon completion of the Series #WWLAND1 Offering, Series #WWLAND1 will purchase a Worldwide Webb Land Large Apartment 8325 NFT for Series #WWLAND1 (The “Series Worldwide Webb Land NFT” or the “Underlying Asset” with respect to Series #WWLAND1, as applicable), the specifications of which are set forth below.

•Non-fungible tokens (NFT) are unique digital assets that exist on a blockchain (a distributed public ledger) and are used to represent tangible and intangible items such as art, sports highlights, and virtual avatars.

•According to the Worldwide Webb’s website, the project is described as: “An interoperable, dystopian pixel art metaverse giving utility to popular NFT projects.”

•The Underlying Asset is a Worldwide Webb Land Large Apartment 8325 NFT.

Asset Description

Overview & Authentication

•According to the Worldwide Webb’s website: “The Worldwide Webb is an MMORPG metaverse game that uses NFTs for in-game avatars, pets, lands, items and even quests. It is heavily inspired by 'Ready Player One'.”

•“MMORPG” is an acronym for “massively multiplayer online role-playing game.”

•The creators of Worldwide Webb aim to “create a template for metaverses with the core values to keep the space open to all, and to incorporate other NFT projects into the world, giving them tools to build and create their own communities inside our world.”

•The Worldwide Webb is a 2D metaverse with the stated goal to “push the limits and innovate on this frontier. The end game of the Webb will be a fully interoperable Metaverse game with a flourishing play-to-earn & create-to-earn economy for players, creators, and collectors alike.”

•By using a 2D pixel approach, Worldwide Webb is able to “integrate NFT projects with unprecedented speed,” according to the Worldwide Webb Whitepaper.

•The first large partnerships forged by Worldwide Webb are with Ponderware (the company behind the NFT project MoonCats) and the Forgotten Runes Wizards Cult.

•The creators of Worldwide Webb claim that the most successful approaches to the Metaverse have been sandbox-style games, which they liken to “Minecraft on the blockchain.” They believe that the best and most influential of these games are story-driven, which they aim to do using Web3 technology.

•Within the Worldwide Webb metaverse, land is available as NFTs. The plots of land can be used “to house social events, NFTs, pets, avatars and much more. Some land tokens however are in-game businesses, integral parts of the game world which can be somewhat controlled by the owner of the respective NFT,” according to the Worldwide Webb Whitepaper.

•The Worldwide Webb Genesis Land Mint occurred on November 29th, 2021.

•Worldwide Webb Land NFTs come in four types (listed in order from least rare to most rare): Small Apartments, Medium Apartments, Large Apartments, and Penthouses.

•In 2022’s Wealth Report, Head of Retail Research at Knight Frank (an independent real estate consultant founded in 1896), Stephen Springham, discusses the trend that brands are finding ways to incorporate “fictional spaces as a secondary revenue stream,” giving the example of a digital version of a physical Gucci handbag selling for 162% more than it’s “real-world” original. Springham goes on to say, “The online, metaverse and physical stores need to be seamless and complement each other. They should be part of integrated thinking and are not binary, all adding to the brand.”

•According to 2022’s Wealth Report, in November of 2021, “Republic Realm purchased 92 parcels of land in The Sandbox representing over 7.9 million sq m of game area, from Atari SA” Republic Realm, now called EveryRealm, is a platform that manages investments in the metaverse.

•The Underlying Asset is accompanied by proof of ownership stored on the Ethereum blockchain.

Notable Features

•The Underlying Asset is a Worldwide Webb Land Large Apartment 8325 NFT.

•The Underlying Asset was minted on November 29, 2021.

•The Underlying Asset was sold for 8.88 ETH on February 22, 2022.

Notable Defects

•The Underlying Asset is consistent with the description provided by Worldwide Webb Land and proof of ownership stored on the Ethereum blockchain.

Details

Series Worldwide Webb Land NFT
NFT	Worldwide Webb Land
Land Type	Large Apartment
Number	8325
Rarity	11% Have This Trait
Proof of Ownership	Ethereum Blockchain

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series Worldwide Webb Land NFT going forward.